Peter A. Lacroix, P.Eng.

#300, 4940 Canada Way, Burnaby, BC, Canada V5G 4M5
Tel: 604-293-2800
Fax: 604-291-6163
Email: lacroixp@amcl.ca

CONSENT OF AUTHOR

TO:        All applicable securities regulatory authorities and stock exchanges in Canada

I, Peter A. Lacroix, P.Eng., do hereby consent to the filing of the technical report prepared for SpectrumGold Inc. and NovaGold Resources Inc. and titled Update on Resources, Galore Creek Project, British Columbia and dated June 3, 2004 (the "Technical Report") with all applicable securities regulatory authorities and stock exchanges in Canada.

I also certify that I have read the written disclosure in the joint press releases of SpectrumGold Inc. and NovaGold Resources Inc. dated May 5, 2004 and June 3, 2004 ("Press Releases") and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Releases contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of June, 2004.

"Peter A. Lacroix"
Peter A. Lacroix, P. Eng.